FORM 4

                                                          OMB APPROVAL
                                                   OMB NUMBER   3235-0287
                                                   EXPIRES:  SEPTEMBER 30, 1998
                                                   ESTIMATED AVERAGE BURDEN
                                                   HOURS PER RESPONSE...... 0.5

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
          Section 17(a) of the Public Utility F Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940

/X/ CHECK THIS BOX IF NO LONGER
    SUBJECT TO SECTION 16.  FORM 4
    OR FORM 5 OBLIGATIONS MAY
    CONTINUE.  SEE INSTRUCTION 1(b).

(PRINT OR TYPE RESPONSES)

------------------------------------------------------------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*                        2.  Issuer Name and Ticker or Trading Symbol

     The Thomson Corporation                                                Computer Language Research, Inc. (CLRI)
------------------------------------------------------------------------------------------------------------------------------------
           (Last)              (First)         (Middle)          3.  IRS or Social Security    4.  Statement for
                                                                     Number of Reporting           Month/Year
                                                                     Person (Voluntary)                  February 1998
         Metro Center, One Station Place

                        (Street)                                                               5.  If Amendment, Date of Original
                                                                                                   (Month/Year)

    Stamford,               CT                 06902
------------------------------------------------------------------------------------------------------------------------------------
          (City)             (State)               (Zip)                                TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED,
------------------------------------------------------------------------------------------------------------------------------------
1.  Title of Security                                           2. Trans-   3. Transac-       4. Securities Acquired (A)
    (Instr. 3)                                                     action      tion              or Disposed of (D)
                                                                   Date        Code              (Instr. 3, 4 and 5)
                                                                              (Instr. 8)
                                                                (Month/
                                                                Day/
                                                                Year)        Code     V          Amount          (A) or       Price
                                                                                                                 (D)
                                                                --------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1)                                                   2/14/98     J               14,364,479           A         $22.50

------------------------------------------------------------------------------------------------------------------------------------
Common Stock (2)                                                   2/14/98     P               14,364,479           A         $22.50
------------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------
 6.  Relationship of Reporting Persons to Issuer
                (Check all applicable)


     ____Director                    X   10% Owner
     ____Officer (give title        ____ Other (specify
         below)                            below)


  7.  Individual or Joint/Group Filing (Check Applicable Line)
      _____Form filed by One Reporting Person
        X  Form filed by More than One Reporting Person

----------------------------------------------------------------
 DISPOSED OF, OR BENEFICIALLY OWNED
----------------------------------------------------------------
  5. Amount of           6. Owner-      7. Nature
     Securities             ship           of In-
     Beneficially           Form:          direct
     Owned at               Direct (D)     Bene-
     End of                 or             ficial
     Month                  Indirect       Owner-
     (Instr. 3 and 4)       (I)            ship
                            (Instr. 4)     (Instr. 4)
----------------------------------------------------------------



----------------------------------------------------------------
     14,364,479                I        Through wholly-
                                         owned Subsidary
----------------------------------------------------------------
     14,364,479                D
----------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                         (Over)

FORM 4 (continued)

   TABLE II-Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)


  1.  Title of Derivative Security (Instr. 3)    2. Conver-       3.Trans-        4.  Trans-
                                                    sion or         action            action Code
                                                    Exercise        Date              (Instr. 8)
                                                    Price of        (Month
                                                    Derivative      Day/ Year)
                                                    Security








                                                                                      Code   V
      N/A                                           N/A                N/A            N/A    N/A
      N/A                                           N/A                N/A            N/A    N/A

 5.  Number of Deriv-                 6.  Date Exer-                 7.  Title and Amount of Under-    8. Price of
     ative Securities Acquired (A)        cisable and Expiration         lying Securities                 Deriv-
     or Disposed of (D)                   Date (Month/Day/               (Instr. 3 and 4)                 ative
     (Instr. 3, 4 and 5)                  Year)                                                           Security
                                                                                                          (Instr. 5)






                                           Date Exer-      Expira-         Title     Amount or Number
                                           cisable         tion Date                 of Shares

       (A)       (D)
       N/A       N/A                       N/A             N/A             N/A           N/A               N/A
       N/A       N/A                       N/A             N/A             N/A           N/A               N/A

 9.   Number of         10.   Owner-           11.  Na-
      Derivative              ship Form             ture of In-
      Securities              of Deriva-            direct Bene-
      Beneficially            tive Se-              ficial Own-
      Owned at End            curity:               ership
      of Month                Direct (D)            (Instr. 4)
      (Instr. 4)              or Indirect
                              (I)
                              (Instr. 4)






         N/A                     N/A                    N/A
         N/A                     N/A                    N/A

Explanation of Responses:

(1) The Thomson Corporation ("TTC") files this Form 4 pursuant to an Offer to Purchase (the "Offer") for Cash All Outstanding Shares of Common Stock of Computer Language Research, Inc. ("CLR") at $22.50 Net Per Share by Sabre Acquisition, Inc. ("Sabre"), a wholly owned subsidiary of TTC. The Offer expired, as scheduled, at 12:00 Midnight, New York City time, on Friday, February 13, 1998. At 12:01 a.m., New York City time, on Saturday, February 14, 1998, Sabre accepted 14,364,479 shares of CLR (including 1,067 shares subject to guarantee of delivery) for payment at a price of $22.50 (U.S.) per share. The acceptance of these shares in the Offer resulted in Sabre's ownership of approximately 99% of the outstanding common stock of CLR. On Wednesday, February 18, 1998, TTC merged Sabre with and into CLR, with CLR as the surviving corporation of the merger (the "Merger"). As a result of the Merger, each share of CLR common stock not previously purchased in the Offer was converted into the right to receive $22.50 (U.S.) in cash. Pursuant to instruction 4(b)(iv), TTC reports the entire amount of Sabre's interest in the CLR common stock.

(2) Sabre also files this Form 4 pursuant to the Offer, as explained in Response (1) above.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

         /s/ Michael S. Harris                  2/18/98
    ** Signature of Reporting Person              Date
        The Thomson Corporation
          By: Michael S. Harris                   Page 2
 Vice President and Assistant Secretary       SEC 1474 (7-96)

                             JOINT FILER INFORMATION

Name:                        Sabre Acquisition, Inc.

Address:                     Metro Center
                             One Station Place
                             Stamford, CT  06902

Designated Filer:            The Thomson Corporation

Issuer & Ticker Symbol:      Computer Language Research, Inc. -- CLRI

Date of Event
     Requiring Statement:    2/14/98

Signature:                   /s/  MICHAEL S. HARRIS
                             -------------------------------
                             Michael S. Harris
                             President,
                             Sabre Acquisition, Inc.


                                PAGE 3 OF 3 PAGES